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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Continental Materials Corporation
(Name of Subject Company (Issuer))

Bee Street Holdings LLC
James G. Gidwitz
Nancy Gidwitz
Ralph W. Gidwitz
Steven B. Gidwitz
Scott Gidwitz
(Offeror)

(Names of Filing Persons)

Common Stock Par Value $0.25
(Titles of Class of Securities)

211615307
(CUSIP Numbers of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Bee Street Holdings LLC
James G. Gidwitz
Nancy Gidwitz
Ralph W. Gidwitz
Steven B. Gidwitz
Scott Gidwitz
(Offeror)

(Names of Filing Persons)

Common Stock Par Value $0.25
(Titles of Class of Securities)

211615307
(CUSIP Numbers of Class of Securities)

Kevin J. O'Keefe
425 South Financial Place, Suite 3100
Chicago, IL 60605
(312) 553-3653
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:
Arthur McMahon, III
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202-3957
Tel: (513) 357-9607

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+

$6,158,973.50	$799.43

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common stock (the "Shares") of Continental Materials Corporation, a Delaware corporation ("CMC") not owned by Bee Street Holdings LLC, at a purchase price of $9.50 per Share, net to the seller in cash. On February 17, 2020, 1,675,484 Shares were outstanding, of which 1,027,171 are owned by Bee Street. Accordingly, this calculation assumes the purchase of 648,313 Shares.

+
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by .0001298.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$799.43	Filing party:	Bee Street Holdings LLC
Form or registration No.:	Schedule TO	Date filed:	February 27, 2020

(Continued on following page(s))
(Page 1 of 2 Pages)

SCHEDULE TO

CUSIP NO. 211615307	Page 2 of 2 Pages

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐

Check the appropriate boxes below to designate any transactions to which the statement relates:
Third-party tender offer subject to Rule 14d-1.	☒
Issuer tender offer subject to Rule 13e-4.	☐
Going-private transaction subject to Rule 13e-3.	☒
Amendment to Schedule 13D under Rule 13d-2.	☐

Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

        This Amendment No. 2 to Tender Offer Statement and Amendment No. 2 to Rule 13e-3 Transaction Statement amends and supplements the joint Schedule TO and Schedule 13E-3 filed with the Commission on February 27, 2020, under cover of Schedule TO, each as amended by Amendment No. 1 thereto which was filed with the Commission on March 20, 2020 (as amended and supplemented by this Amendment No. 2 and as it may be further amended and supplemented from time to time, collectively, this "Schedule TO") by Bee Street Holdings LLC, a Delaware limited liability company ("Bee Street"), and relates to the offer by Bee Street to purchase all outstanding common stock, par value $0.25 (the "Shares"), of Continental Materials Corporation, a Delaware corporation ("CMC"), which are not currently held by Bee Street, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2020 (the "Offer to Purchase"), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Among other things, this Amendment No. 2 adds, as additional filing persons of the Schedule TO in addition to Bee Street, James G. Gidwitz, the Chairman of the Board and Chief Executive Officer of CMC, and the other members of the board of managers of Bee Street, who are Nancy Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz (such persons, together with Bee Street, the "Purchaser Filing Persons"). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

        The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of the Purchaser Filing Persons and a Schedule 13E-3 Transaction Statement of the Purchaser Filing Persons. All information in the Offer to Purchase and the letter of transmittal, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.    Summary Term Sheet

Item 1001 of Regulation M-A

        The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information

Item 1002(a)-(c) of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "The Offer—Certain Information Concerning CMC" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under "The Offer—Price Range of Shares; Dividends on Shares" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "Special Factors—Certain Relationships Between the Purchaser Filing Persons and CMC," "The Offer—Certain Information Concerning the Purchaser Filing Persons" and "Schedule A—Directors and Executive Officers of Bee Street" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under "The Offer—Certain Information Concerning the Purchaser Filing Persons is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under "The Offer—Certain Information Concerning the Purchaser Filing Persons" and "Schedule A—Directors and Executive Officers of Bee Street" is incorporated herein by reference.

Item 4.    Terms of the Transaction

Item 1004(a) of Regulation M-A

        (a)(1)(i)  The information set forth in the Offer to Purchase under "Summary Term Sheet—How many Shares are you offering to purchase?" and "Introduction" is incorporated herein by reference.

        (a)(1)(ii)  The information set forth in the Offer to Purchase under "Summary Term Sheet—What will I receive in exchange for the Shares that I tender into the Offer?" is incorporated herein by reference.

        (a)(1)(iii)  The information set forth in the Offer to Purchase under "Summary Term Sheet—How long do I have to tender my Shares in the Offer?" and "The Offer—Terms of the Offer" is incorporated herein by reference.

        (a)(1)(iv)  The information set forth in the Offer to Purchase under "Summary Term Sheet—Can the offer be extended, and under what circumstances?" and "The Offer—Terms of the Offer" is incorporated herein by reference.

        (a)(1)(v)  The information set forth in the Offer to Purchase under "Summary Term Sheet—Can the Offer be extended, and under what circumstances?" and "The Offer—Terms of the Offer" is incorporated herein by reference.

        (a)(1)(vi)  The information set forth in the Offer to Purchase under "Summary Term Sheet—Can I withdraw Shares that I previously tendered in the Offer? Until what time may I withdraw previously tendered Shares?" and "The Offer—Withdrawal Rights" is incorporated herein by reference.

        (a)(1)(vii)  The information set forth in the Offer to Purchase under "Summary Term Sheet—How do I participate in the Offer?" and "The Offer—Procedures for Accepting the Offer and Tendering Shares" is incorporated herein by reference.

        (a)(1)(viii)  The information set forth in the Offer to Purchase under "Summary Term Sheet—How do I participate in the Offer?", "The Offer—Terms of the Offer," "The Offer—Acceptance for Payment and Payment for Shares," "The Offer—Procedures for Accepting the Offer and Tendering Shares" and "The Offer—Conditions to the Offer" is incorporated herein by reference.

        (a)(1)(ix)  Not applicable.

        (a)(1)(x)  Not applicable.

        (a)(1)(xi)  Not applicable.

        (a)(1)(xii)  The information set forth in the Offer to Purchase under "The Offer—Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.

        (a)(2)(i)-(a)(2)(vii)  Not applicable.

        (b)   The information set forth in the Offer to Purchase under "Special Factors—Interests of Certain Persons in the Offer and the Merger," is incorporated herein by reference.

Item 5.    Past Contacts, Negotiations and Agreements.

Item 1005(a) and (b) of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "Special Factors—Background of the Offer," "Special Factors—Transactions and Arrangements Concerning the Shares," "Special Factors—Interests of Certain Persons in the Offer and the Merger," and "Special Factors—Certain Relationships Between the Purchaser Filing Persons and CMC" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under "Special Factors—Background of the Offer," "Special Factors—Transactions and Arrangements Concerning the Shares," "Special Factors—Interests of Certain Persons in the Offer and the Merger," and "Special Factors—Certain Relationships Between the Purchaser Filing Persons and CMC" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

Item 1006(a) and (c)(1)-(7) of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "Introduction" and "Special Factors—Purposes, Reasons and Plans for CMC After the Merger" is incorporated herein by reference.

        (c)(1)  The information set forth in the Offer to Purchase under "Introduction" and "Special Factors—Purposes, Reasons and Plans for CMC After the Merger" is incorporated herein by reference.

        (c)(2)  The information set forth in the Offer to Purchase under "Introduction" and "Special Factors—Purposes, Reasons and Plans for CMC After the Merger" is incorporated herein by reference.

        (c)(3)  The information set forth in the Offer to Purchase under "Introduction" and "Special Factors—Purposes, Reasons and Plans for CMC After the Merger" is incorporated herein by reference.

        (c)(4)  The information set forth in the Offer to Purchase under "Special Factors—Purposes, Reasons and Plans for CMC After the Merger" is incorporated herein by reference.

        (c)(5)  The information set forth in the Offer to Purchase under "Special Factors—Purposes, Reasons and Plans for CMC After the Merger" is incorporated herein by reference.

        (c)(6)  The information set forth in the Offer to Purchase under "Introduction" and "The Offer—Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(7)  The information set forth in the Offer to Purchase under "Introduction" and "The Offer—Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A.

        (a)   The information set forth in the Offer to Purchase under "Summary Term Sheet—Do you have the financial resources to pay for all of the Shares that you are offering to purchase?" and "The Offer—Source and Amount of Funds" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under "Summary Term Sheet—What are the most significant conditions to the Offer?" and "The Offer—Conditions to the Offer" is incorporated herein by reference.

        (d)   The information set forth in the Offer to Purchase under "The Offer—Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "Special Factors—Transactions and Arrangements Concerning the Shares" and "Schedule B—Ownership of Shares by the Purchaser Filing Persons and Certain Related Persons" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under "Special Factors—Transactions and Arrangements Concerning the Shares" and "Schedule B—Ownership of Shares by the Purchaser Filing Persons and Certain Related Persons" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "The Offer—Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

Item 1010(a) and (b) of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "The Offer—Certain Information Concerning CMC" and in Annex I of the Offer to Purchase is incorporated herein by reference. The financial statements of CMC are also incorporated herein by reference to "Part II—Item 8—Financial Statements and Supplementary Data" of its Annual Report on Form 10-K for the year ended December 31, 2018 and "Part I—Item 1—Financial Statements" of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

        (b)   Pro forma financial information is not material to the offer.

Item 11.    Additional Information.

Item 1011(a) and (c) of Regulation M-A

        (a)(1)  The information set forth in the Offer to Purchase under "Special Factors—Background of the Offer," "Special Factors—Interests of Certain Persons in the Offer and the Merger" and "Special Factors—Certain Relationships Between the Purchaser Filing Persons and CMC" is incorporated by reference herein.

        (a)(2)  The information set forth in the Offer to Purchase under "The Offer—Appraisal Rights; "Going-Private" Rules," and "The Offer—Certain Legal Matters; Regulatory Approvals" is incorporated by reference herein.

        (a)(3)  The information set forth in the Offer to Purchase under "The Offer—Certain Legal Matters; Regulatory Approvals" is incorporated by reference herein.

        (a)(4)  The information set forth in the Offer to Purchase under "The Offer—Certain Legal Matters; Regulatory Approvals" is incorporated by reference herein.

        (a)(5)  The information set forth in the Offer to Purchase under "The Offer—Certain Legal Matters; Regulatory Approvals" is incorporated by reference herein.

        (c)   None.

Item 12.    Exhibits

Exhibit No.		Description
(a)(1)(i)		Offer to Purchase, dated March 27, 2020
(a)(1)(ii)	*	Letter of Transmittal (including IRS Form W-9)
(a)(1)(iii)	*	Notice of Guaranteed Delivery
(a)(1)(iv)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(b)	*	Commitment Letter, dated February 17, 2020, from CIBC Bank USA to Bee Street Holdings LLC
(c)	*	Valuation Report of Duff & Phelps Securities, LLC dated February 13, 2020
(d)		None
(g)		None
(h)		None

*
Previously filed

Item 13.    Information Required by Schedule 13E-3

        The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3.    Subject Company Information.

Item 1002(d)-(f) of Regulation M-A

        (d)   The information set forth in the Offer to Purchase under "The Offer—Price Range of Shares; Dividends on Shares" is incorporated herein by reference.

        (e)   None.

        (f)    The information set forth in the Offer to Purchase under "Special Factors—Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 4    of Schedule 13E-3. Terms of the Transaction.

Item 1004(c)-(f) of Regulation M-A

        (c)   The information set forth in the Offer to Purchase under "Introduction," "Special Factors—Purposes, Reasons and Plans for CMC After the Merger," "The Offer—Appraisal Rights; "Going-Private" Rules," and "The Offer—Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (d)   The information set forth in the Offer to Purchase under "The Offer—Appraisal Rights; "Going-Private" Rules," and "The Offer—Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (e)   The information set forth in the Offer to Purchase under "The Offer—Certain Information Concerning Bee Street" is incorporated herein by reference.

        (f)    Not applicable.

Item 5    of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(c) and (e) of Regulation M-A

        (c)   The information set forth in the Offer to Purchase under "Special Factors—Background of the Offer" and "Special Factors—Certain Relationships Between the Purchaser Filing Persons and CMC" is incorporated herein by reference.

        (e)   The information set forth in the Offer to Purchase under "Special Factors—Background of the Offer," "Special Factors—Transactions and Arrangements Concerning the Shares," "Special Factors—Interests of Certain Persons in the Offer and the Merger" and "Special Factors—Certain Relationships the Purchaser Filing Persons and CMC" is incorporated herein by reference.

Item 6    of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals.

Item 1006(b) and (c)(8) of Regulation M-A

        (b)   The information set forth in the Offer to Purchase under "Summary Term Sheet—Is there any advantage in not tendering my Shares pursuant to the Offer and waiting instead for the completion of the Merger?", "Summary Term Sheet—Is this the first step in a "going-private" transaction?", "Special Factors—Certain Effects of the Offer and the Merger," "Special Factors—Conditions to the Merger," "Special Factors—Purposes, Reasons and Plans for CMC After the Merger" and "The Offer—Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(8)  The information set forth in the Offer to Purchase under "Summary Term Sheet—Is this the first step in a "going-private" transaction?", "Special Factors—Certain Effects of the Offer and the Merger"

and "The Offer—Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

Item 7    of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Background of the Offer" and "Special Factors—Purposes, Reasons and Plans for CMC After the Merger" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under "Special Factors—Background of the Offer" and "Special Factors—Purpose of and Reasons for the Offer; Plans for CMC After the Offer and the Merger; Consideration of Alternatives" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under "Special Factors—Background of the Offer" and "Special Factors—Purpose of and Reasons for the Offer; Plans for CMC After the Offer and the Merger; Consideration of Alternatives" is incorporated herein by reference.

        (d)   The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Purposes, Reasons and Plans for CMC After the Merger," "Special Factors—Certain Effects of the Offer and the Merger," "The Offer—Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations," "The Offer—Appraisal Rights; "Going-Private" Rules," and "The Offer—Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

Item 8    of Schedule 13E-3. Fairness of the Transaction.

Item 1014 of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "Special Factors—The Position of the Purchaser Filing Persons Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under "Special Factors—The Position of the Purchaser Filing Persons Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under "Summary Term Sheet—What are the most significant conditions to the Offer?", "Introduction," and "The Offer—Conditions to the Offer" is incorporated herein by reference.

        (d)   An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer, or preparing a report concerning the fairness of the transaction.

        (e)   The information set forth in the Offer to Purchase under "Summary Term Sheet—Has Bee Street negotiated, or sought the approval of, the terms of this Offer with CMC?" is incorporated herein by reference.

        (f)    The information set forth in the Offer to Purchase under "Special Factors—The Position of the Purchaser Filing Persons Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

Item 9    of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "Special Factors—The Position of the Purchaser Filing Persons Regarding the Fairness of the Offer and the Merger," "Special Factors—Materials Provided by Financial Advisor to Bee Street" and "Special Factors—Financial Projections" is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under "Special Factors—The Position of the Purchaser Filing Persons Regarding the Fairness of the Offer and the Merger," "Special Factors—Materials Provided by Financial Advisor to Bee Street" and "Special Factors—Financial Projections" is incorporated herein by reference.

        (c)   The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Bee Street during its regular business hours by any interested CMC shareholder.

Item 10    of Schedule 13E-3. Source and Amount of Funds or Other Consideration.

Item 1007(c) of Regulation M-A

        (c)   The information set forth in the Offer to Purchase under "The Offer—Fees and Expenses" is incorporated herein by reference.

Item 12    of Schedule 13E-3. The Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A

        (d)   The information set forth in the Offer to Purchase under "The Offer—Certain Information Concerning CMC" is incorporated herein by reference.

        (e)   The information set forth in the Offer to Purchase under "The Offer—Certain Information Concerning CMC" is incorporated herein by reference.

Item 13    of Schedule 13E-3. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

        (a)   The information set forth in the Offer to Purchase under "The Offer—Certain Information Concerning CMC" and in Annex I of the Offer to Purchase is incorporated herein by reference. The financial statements of CMC are also incorporated herein by reference to "Part II—Item 8—Financial Statements and Supplementary Data" of its Annual Report on Form 10-K for the year ended December 31, 2018 and "Part I—Item 1—Financial Statements" of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

        (b)   Pro forma financial information is not material to the offer.

Item 14    of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(b) of Regulation M-A

        (b)   The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Background of the Offer" and "Special Factors—Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 16    of Schedule 13E-3. Exhibits.

Item 1016(c) and (f) of Regulation M-A

        (c)   Filed herewith.

        (f)    The information set forth in the Offer to Purchase under "The Offer—Appraisal Rights; "Going-Private" Rules—Appraisal Rights" is incorporated herein by reference.

 EXHIBIT INDEX

Exhibit No.		Description
(a)(1)(i)		Offer to Purchase, dated March 27, 2020
(a)(1)(ii)	*	Letter of Transmittal (including IRS Form W-9)
(a)(1)(iii)	*	Notice of Guaranteed Delivery
(a)(1)(iv)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(b)	*	Commitment Letter, dated February 17, 2020, from CIBC Bank USA to Bee Street Holdings LLC
(c)	*	Valuation Report of Duff & Phelps Securities, LLC dated February 13, 2020
(d)		None
(g)		None
(h)		None

*
Previously filed

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2020

BEE STREET HOLDINGS LLC
By:	/s/ JAMES G. GIDWITZ
Name:	James G. Gidwitz
Title:	Chief Executive Officer

JAMES G. GIDWITZ
By:	/s/ JAMES G. GIDWITZ
NANCY GIDWITZ
By:	/s/ NANCY GIDWITZ
RALPH W. GIDWITZ
By:	/s/ RALPH W. GIDWITZ
STEVEN B. GIDWITZ
By:	/s/ STEVEN B. GIDWITZ
SCOTT GIDWITZ
By:	/s/ SCOTT GIDWITZ

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
  Item 4 of Schedule 13E-3. Terms of the Transaction.
  Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals.
  Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.
  Item 8 of Schedule 13E-3. Fairness of the Transaction.
  Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.
  Item 10 of Schedule 13E-3. Source and Amount of Funds or Other Consideration.
  Item 12 of Schedule 13E-3. The Solicitation or Recommendation.
  Item 13 of Schedule 13E-3. Financial Statements.
  Item 14 of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.
  Item 16 of Schedule 13E-3. Exhibits.
EXHIBIT INDEX
SIGNATURE